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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005718

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45457

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cornerstone Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street Ste 1900
(No. and Street)

PROCESSED
AUG 24 2007
THOMSON FINANCIAL

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Glazer 312-431-7303
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

401 S. La Salle Street Suite 302 (Address) Chicago, (City) IL (State) 60605 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C.
202

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Glazer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cornerstone Trading, LLC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
Gina Garcia
Notary Public, State of Illinois
My Commission Expires on 5/9/10



Signature

Member

Title



Notary Public

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cornerstone Trading, LLC
(An Illinois
Limited Liability Company)

Financial Statements
Year Ended December 31, 2006, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

CORNERSTONE TRADING, LLC
Annual Report
For the Year Ended December 31, 2006

Table of Contents

Robert Cooper & Co. CPAs P.C.
401 S. La Salle Suite 302
Chicago, Illinois 60605
312-322-2238
Fax: 312-322-2238

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
Cornerstone Trading, LLC

We have audited the accompanying statement of financial condition of **Cornerstone Trading, LLC** as of December 31, 2006 , and the related statements of income, changes in Members capital, and cash flows for the period ending December 31, 2006. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Cornerstone Trading, LLC** as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC
February 26, 2007

Cornerstone Trading, LLC
(An Illinois limited liability company)
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	87,952
Securities owned:		
Marketable securities, at market value		57,447,258
Options, at fair value		19,353,351
Total securities owned		76,800,610
Open trade equity futures account		(18)
Accrued dividend receivable		668,417
Other receivable clearing firm		0
Preferred Stock		50,000
Total Assets	$	77,606,961

Liabilities and Member's Equity

Liabilities		
Due from broker dealer	$	8,983,490
Securities sold short:		
Marketable securities sold short, at market value		45,290,369
Options sold short, at fair value		12,137,398
Trader fee payable		60,000
Dividend payable		627,369
Total liabilities		67,098,625
Member's equity		10,508,336
Total member's equity and Liabilities	$	77,606,961

0

The accompanying notes to financial statements
are an integral part of this statement

Cornerstone Trading, LLC
(An Illinois limited liability company)
Statement of Operations
For the year ended December 31, 2006

Revenues:		
Trading revenue net of commissions	$	3,164,642
Interest and dividend income		2,672,216
Other income		68,996
Total Revenue		5,905,854
Expensess:		
Interest Expense		3,193,365
Regulatory and other expenses		220,130
Seat lease		219,800
Trader fees		146,775
Payroll		605,426
Technology & information expenses		249,907
Other operating expenses		554,133
Total expenses		5,189,536
Net Income	$	716,318

The accompanying notes to financial statements
are an integral part of this statement

Cornerstone Trading, LLC
(An Illinois limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31,2006

Members Capital December 31, 2005	$	11,326,384
Capital contributions		1,358,024
Capital withdrawals		(2,892,391)
Net income		716,318
Members Capital December 31, 2006	$	10,508,336

The accompanying notes to financial statements
are an integral part of this statement

Cornerstone Trading, LLC
(An Illinois limited liability company)
Statement of Cash Flows
For the year ended December 31, 2006

Cash Flows From Operating Activities:	
Net Income	$ 716,318
Items not effecting cash flow to reconcile cash depreciation	0
Changes in assets and liabilities:	
Increase in securities owned	19,705,649
Increase in receivable from brokers and dealers	(18,971,260)
Increase in accrued receivables	197,279
increase in other receivable	30,000
Increase in securities sold	(100,560)
Increase in futures ote	78,087
Increase in Dividend payable	(65,274)
Increase in accounts payable and accrued liabilities	0
Net Cash used in operating activities	1,590,239
Cash Flows From Investing Activities:	
Purchase of fixed assets	0
Purchase of preferred jbo stock	0
Net Cash used in investing activities	0
Cash Flows From Financing Activities	
Proceeds from capital contributions	1,358,024
Payments for capital withdrawals	(2,892,391)
Net cash provided by financing activities	(1,534,366)
Net change in cash and cash equivalents	55,872
Cash at December 31, 2005	32,080
Cash at December 31, 2006	$ 87,952
	0
Interest expense paid in 2006	3,193,365

The accompanying notes to financial statements are an integral part of this statement

Cornerstone Trading, LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

NOTE 1 Organization

Cornerstone Trading, LLC (The "Company") was organized under the Uniformed General LLC Act of Illinois January 1, 2006. Prior to January 1, 2006, the Company was organized as a partnership. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **Cornerstone Trading, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

Income Taxes.
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

Depreciation.
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the preferred stock ownership, their carrying amounts approximate their fair value.

NOTE 4 Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, net yet purchased
Options	$12,137,398
Securities	$45,290,369

NOTE 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital of $ 3,793,540, which was $3,693,540 in excess of its required net capital.

NOTE 6 Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Cornerstone Trading, LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

NOTE 6 Derivative Financial Instruments (continued)

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 7 Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange trade equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, and options on stock) $3,164,642

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2006, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

December 31, 2006	Asset FMV	Liability FMV	Asset Average. FMV	Liability Average FMV
Options	19,353,3515	12,137,398	17,927,393	11,492,102

NOTE 8 Payable to Broker-Dealers

Payable to broker-dealers at December 31, 2006 consist of the following:

Broker-dealer	$8,983,490

The amount Payable to broker-dealers is primarily from the buy of stock, futures and stock options. The cash balance pays interest at the broker call rate less 75 basis points. The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2006, substantially all assets of the Company are deposited with the clearing broker.

NOTE 9 Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 10 Guarantees

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such

guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11 Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

NOTE 12 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 13 Subsequent events

Nothing to report.

Cornerstone Trading, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2006

Member's equity, December 31, 2006	$	10,508,336
Less:		
Non allowable assets and other charges		-50,000
Haircuts		-6,293,781
Undue concentration		-371,015
Net capital		3,793,540
Required net capital		100,000
Excess capital	$	3,693,540
Excess capital @ 1000%	$	3,687,540

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Cornerstone as of December 31, 2006

The accompanying notes to financial statements are an integral part of this statement

Cornerstone Trading, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2006

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness		
Items included in the balance sheet:		
Accrued liabilities	$	60,000
		60,000
Ratio: Aggregate Indebtedness to Net Capital		**1.581636% to 1**

The accompanying notes to financial statements are an integral part of this statement

Schedule II

Cornerstone Trading, LLC
(An Illinois limited liability company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2006

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper and Company CPA's P.C.
401 South La Salle Street Suite 302
Chicago, Illinois 60605
312-322-2238
facsimile 312-322-2238

To the Members:
Cornerstone Trading, LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cornerstone Trading, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation

of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being

audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Robert Cooper and Company CPA's P.C.

February 26, 2007

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31,2006

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Steve Glazer
Managing Member

END